Telephone (303) 893-2300	Clanahan, Beck & Bean, P.C. Attorneys at Law Suite 1401 1873 S. Bellaire Street Denver, Colorado 80222	Facsimile (303) 893-2882

November 19, 2010

Mr. Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:      All-American SportPark, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed March 31, 2010
            File No. 000-24970

Dear Mr. Mew:

            Our firm serves as securities counsel to All-American Sportpark, Inc. (“AASP” or the “Company”).  This letter will serve as a response and/or explanation with respect to the comments contained in the comment letter dated October 22, 2010 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company intends to file an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”) upon resolution of your comments. The Form 10-K will reflect the Company’s responses to the Staff’s comments as well as update certain information and make conforming changes. To expedite your review, we have reproduced your comments and then provided our responses to your comments below.

Form 10-K for the fiscal year ended December 31, 2009

1.      We note your response to comment one from our letter dated October 22, 2010 and your intention to revise the previously issued financial statements in connection with the accounting error related to the Callaway customer agreement. Please add a footnote to your restated financial statements explaining the correction of the error. Refer to the disclosure requirements for the correction of an accounting error beginning at FASB ASC 250-10-50-7.

We intend to add a new footnote 1f explaining the correction of the error, as shown in the appendix to this letter.

2.      We have read your proposed disclosures regarding the Customer Agreement included in the appendix to your response and note that in some instance the propose disclosure is not clear as to the form of contributions from Callaway. In this regard, please clarify your disclosure regarding the following provisions in the agreement or explain to us why no revision in necessary.

•        You state AAGC will expend amounts to improve both the range facility as well as the golfing center. Section 1.4 and 1.5 of the agreement state the contribution shall be made by Callaway directly to the applicable contractors and vendors completing the work.

•        You disclose that three payments each of $250,000 will be provided by Callaway for annual advertising expenses which will be repaid in golf merchandise to SAGS. Section 1.1 of the agreement states Callaway shall pay Saint Andrews $250,000 in the form of Golf Related Products and Section 2.3 of the agreement states Saint Andrews will reimburse AAGC at the time and in the manner agreed between AAGC and Saint Andrews.

We intend to add language to state that the improvements made to the range facility were paid by contributions from Callaway directly to the applicable contractors and vendors as shown in the appendix to this letter. We also intend to add disclosures to clarify that SAGS will be reimbursed in the form of golf related products and in turn, SAGS will reimburse AAGC for AAGC’s expenditures in advertising as incurred as shown in the appendix hereto.

3.      Please refer to the last paragraph on page A-3 of your appendix. Please revise to clarify that the contributions from Callaway of up to $250,000 annually are in the form of golf related products to SAGS and reimbursement of advertising is due from Saint Andrews or advise us of the applicable section in the agreement that provides for annual payments by Callaway to you for advertising.

As stated in our responses to comments 2 and 3 above, we intend to add disclosures to clarify that SAGS will be reimbursed in the form of golf related products and in turn, SAGS will reimburse AAGC for AAGC’s expenditures in advertising as incurred.

4.      Please tell us if your certifying officers have considered the effect of the error on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K.

Our certifying officer has considered the effect of the error on the accuracy of prior disclosures. Due to the restatement, the certifying officer concluded that our disclosure controls and procedures were not effective and likewise our internal controls over financial reporting were not effective.  The revised language that we propose to include in Item 9A of the amendment to the Form 10-K is shown in the appendix hereto.

2

General

5.      Please ensure you will make the conforming changes to your revised periodic reports as you proposed in your prior response letters during this review process.

We included conforming changes in our Form 10-Q for the quarter ended September 30, 2010 that was filed on November 15, 2010. We also intend to add conforming changes to our reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 by amendments to those reports.

* * * * * * * * * * *

        Please contact the undersigned if you have any questions or need any additional information in connection with this matter.

                                                                                                                                            Very truly yours,

                                                                                                                                            CLANAHAN, BECK & BEAN, P.C.

                                                                                                                                         By:/s/ James P. Beck

                                                                                                                                              James P. Beck

cc: All American SportPark, Inc.

      L.L. Bradford & Co.

3

APPENDIX

Note 1 –ORGANIZATIONAL STRUCTURE AND BASIS OF PRESENTATION

***********

           f.    CORRECTION OF AN ERROR - PRIOR PERIOD ADJUSTMENTS

Amounts received from the Callaway Golf Company (“Callaway”) under its customer agreement entered into in June 2009 were not accounted for properly.  The original accounting and anticipated effects of the resulting adjustments are as follows:

$750,000 received from Callaway for operating expenses of the Company in connection with the “Customer Agreement” referred to in Note 7 of the financial statements, which were originally recorded, as deferred marketing revenue should be immediately recognized and net with the related operating expenses of the Company.  These operating expenses were included in “General and administrative” expenses.  The result will be a reduction of such expenses by $750,000.

$554,552 received from Callaway for range and other leasehold improvements, which were originally recorded as deferred marketing revenue and property and equipment will be reversed.  This contribution from Callaway equaled the expenditures for the property and equipment.  Accordingly, the reversal will result in a value of $0.00 for such leasehold and range improvements.

As a result of the deferred marketing revenue reversal, $33,125 amortized as marketing revenue included in the “Revenue” line item will be reversed.

As a result of the forgoing changes, the loss attributable to non-controlling interest totaling $201,780 will be changed to reflect an income attributable to non-controlling interest totaling $241,755.

The following table provides additional details regarding the changes to the statement of operations for the year ended December 31, 2009:

                                                                                                        As previously

                                                                            As restated               reported                  Change

Revenue                                                           $      2,050,425      $      2,083,640      $         (33,215)

Cost of Revenue                                                          891,224                 493,825               (397,399)

Gross Profit                                                              1,159,201              1,589,815               (430,614)

Expenses:

      General & administrative                                        816,848              1,964,247            (1,147,399)

      Depreciation and amortization                                  88,897                   88,897                           --

            Total expenses                                                 905,745              2,053,144            (1,147,399)

Income (loss) from operations                                      253,456               (463,329)                 716,785

Other income (expense)                                             (478,054)               (478,054)                           --

Net income (loss)                                                      (224,598)               (941,383)                 716,785

Net (income) loss attributable to
noncontrolling Interest                                                (241,755)                 201,780               (443,535)

Total net income (loss)                                      $       (466,353)      $       (739,603)      $         273,250

Net income (loss) per share – basic
and fully diluted                                                 $             (0.13)      $             (0.21)      $               0.08

The following table provides additional details regarding the changes to the balance sheet as of December 31, 2009:

                                                                                                        As previously

                                                                            As restated               reported                  Change

Current assets                                                   $         297,735      $         297,735      $                   --

Leasehold improvements and equipment                    1,246,447                 691,895               (554,552)

Total Assets                                                     $         989,630      $      1,544,182      $       (554,552)

Current liabilities                                               $      9,159,959      $      9,215,550      $         (55,591)

Long-term liabilities                                                      690,636              1,906,382            (1,215,746)

Total All-American SportPark, Inc. stockholders’
      (deficit)                                                             (9,120,291)            (9,393,541)               (273,250)

Noncontrolling interest in subsidiary                              259,326               (184,209)                 443,535

Total stockholders’ (deficit)                                    (8,860,965)            (9,577,750)                 716,785

Total liabilities and stockholders’
          (deficit)                                                   $        989,630        $    1,544,182        $      (554,552)

Customer Agreement

On June 19, 2009, the Company entered into a “Customer Agreement” with Callaway Golf Company (“Callaway”) and St. Andrews Golf Shop, Ltd. (“SAGS”) through our majority owned subsidiary AAGC. Pursuant to this agreement, AAGC shall expend an amount equal to or exceeding $250,000 for marketing and promotion of Callaway for a period of approximately three and one half years with an automatic extension to December 31, 2018 unless written notice of termination is received by November 2013. Additionally, AAGC will expend amounts to improve both their range facility as well as the golfing center. These improvements are to include Callaway Golf® branding elements. Callaway has agreed to provide funding and resources in the minimum amount of $2,750,000 to be allocated as follows: 1) $750,000 towards operating expenses of AAGC; 2) $750,000 towards facility improvements for both AAGC and St. Andrews Golf Shop; 3) $500,000 in range landing area improvements of AAGC and 4) three payments each of $250,000 for annual advertising expenses which will be repaid in golf merchandise to SAGS. AAGC will be reimbursed by SAGS for the expenditures in advertising. In substance, due to the related party nature of SAGS, the Company is also considered a customer of Callaway as it relates to this agreement. Therefore, we recognized the contributions from Callaway as follows:

•        Contribution of operating expenses totaling $750,000 (received July 2009) was presumed to be a reduction of such operating expenses and therefore reduced our “General and administrative” expense by that amount.

•        Contribution of range and other facility improvements totaling $554,552 were recorded as a reduction of the costs for those improvements. The contributions were exactly equal to the costs and therefore, no value as been recorded for these improvements.

The annual payments for advertising will begin in 2010 and will continue as long as Callaway, AAGC and SAGS agree to maintain the agreement through the term of the Customer Agreement in December 2018. Such contributions from Callaway of up to $250,000 annually will be recorded as a reduction of the Company’s costs for the related advertising.

ITEM 9A.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Principal Financial Officer to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this report, the Company’s management carried out an evaluation, under the supervision of and with the participation of the Chief Executive Officer and Principal  Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and  Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, completely and accurately, within the time periods specified in SEC rules and forms because a transaction was not properly recorded in order for the Company’s  financial statements  to be prepared in accordance with generally accepted accounting principles, as discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the Company’s internal control over financial reporting as of December 31, 2009. Management based their assessment on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Subsequent to the Company receiving comment letters from the Securities and Exchange Commission (“SEC”) requesting further clarification of an agreement with and amounts received from the Callaway Golf Company ("Callaway") under the customer agreement entered into in June 2009, management has concluded that its internal control over financial reporting was not effective as of the end of the period covered by this report due to management’s initial interpretation of  generally accepted accounting principles  related to this transaction. In October 2010, management concluded the need to restate the financial statements contained in the Company’s annual report on Form 10-K for the year ended December 31, 2009 and in the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 related The Company determined that amounts received were not properly accounted for.

Management believes the financial statements included in this Amended Report on Form 10-K/A fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. In addition, management is working to identify and implement corrective actions, where required, to improve internal controls, including specific review of non-recurring transactions as was this case.

This Amended Report on Form 10-K/A does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.